Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
October 18, 2011
NEWS RELEASE

Helix BioPharma Corp. Receives Shareholder Requisition to Hold Meeting To Elect Directors

AURORA, Ontario, October 18, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), today announced that the directors have received a shareholder requisition to call a meeting of shareholders to elect directors and set the number of directors to be elected at the meeting at seven (7). The shareholders making the requisition have proposed a slate which includes three (3) new directors and four (4) incumbent directors. These shareholders stated that they hold approximately 11.8% of Helix’s outstanding shares.

The Board is currently considering the request. Helix is already due to have its Annual General Meeting, at which directors are to be elected, prior to the end of January, 2012.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s product development initiatives. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; timely performance by third parties; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, which are not assured; uncertainty whether the Company’s planned clinical trials will be conducted or achieve expected results; the need for further regulatory approvals, including marketing authorizations, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks; uncertainties related to economic conditions; the effect of competition; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.